Amended and Restated
                             Memorandum of Understanding

Parties: The Prime Group, Inc. ("PGI"), Prime Group VI, L.P. ("PLP"), Primestone Investment Partners L.P. ("Primestone"), PG/Primestone, LLC, Prime Group Limited Partnership ("Prime L.P."), Michael W. Reschke ("Reschke") and an entity to be formed by an affiliate of Cadim inc. ("CDP"), an affiliate of Caisse de depot et placement du Quebec. PGI, PLP, Primestone, Prime L.P. and Reschke are sometimes referred to collectively as the "PGI Parties." For purposes of this MOU, CDP is referred to as a "Party" and the PGI Parties are collectively referred to as a "Party." This Amended and Restated Memorandum of Understanding (this "MOU") amends, restates and supersedes the Memorandum of Understanding between the Parties dated as of August 23, 2001.

Defined Entities:         Prime Group Realty Trust, NYSE: PGE ("PGE"),
                          Prime Group Realty, L.P. ("PGLP"), and Cadim inc.
                          (or one of its assignees) ("Cadim")

Structure:                Part 1 - Joint Tender Offer and Merger
                          --------------------------------------

                          CDP and PGI hereby agree to make a joint offer to the board of PGE pursuant to which CDP and PGI would offer to acquire all of the outstanding shares of beneficial interest of PGE (including preferred shares of beneficial interest) and limited partnership units in PGLP at a per share/unit price of $14.50 (the "Tender Price"), excluding the 9% Series B Cumulative Redeemable Shares of Beneficial Interest and any and all shares/units currently owned by the PGI Parties or any of their affiliates (the "Offer"). All discussions pertaining to the Offer shall be held jointly with PGE (or its special committee) by the Parties and one Party shall not enter into discussions without the other Party. The Offer shall be made pursuant to a public tender offer after the satisfactory completion of due diligence by Cadim and the satisfaction of the other conditions described below. Following the receipt of the Minimum Shares (as defined below) in the Offer, an entity owned and funded by CDP and PGI ("Merger Co.") will merge (the "Merger") with and into PGE with the common equity in PGE held by CDP and the PGI Parties being unaffected and the remaining common shareholders of PGE receiving the same cash per share as is paid in the Offer. The final forms of the Offer documentation will be drafted by counsel to CDP, subject to review by counsel to PGI.

                         The Offer will be conditioned on the following:

                           a.      that no fewer than 51% of the
                                   outstanding common shares of PGE and
                                   common units in PGLP on a fully diluted
                                   basis, less the number of common shares
                                   of PGE and common units in PGLP held by
                                   the PGI Parties and their affiliates
                                   (the "Minimum Shares"), are tendered;

                           b.      the execution (prior to the
                                   commencement of the Offer) of a Merger
                                   Agreement between PGE and Merger Co.
                                   pursuant to which Merger Co. would be
                                   merged with and into PGE after the
                                   conclusion of the Offer (assuming that
                                   at least the Minimum Shares are
                                   tendered but less than 100% of the
                                   outstanding shares/units are tendered
                                   (other than the shares/units currently
                                   owned by the PGI Parties and their
                                   affiliates)). In the Merger Agreement,
                                   the change of control put right of the
                                   holders of the Series A Preferred
                                   Shares of Beneficial Interest of PGE
                                   shall have been resolved in a manner
                                   satisfactory to CDP. In the Merger
                                   Agreement, PGE shall agree:

                                        i.    to publicly support the Offer;

                                       ii.    to distribute all required
                                              materials to its shareholders
                                              and to the unitholders in PGLP;

                                       iii.   that the 9.9% ownership limit in
                                              PGE's Declaration of Trust has
                                              been entirely waived as to CDP
                                              and the PGI Parties and that
                                              such waiver shall not cause PGE
                                              to fail to qualify as a REIT;

                                        iv.   that the conversion or exchange
                                              of all units held by the PGI
                                              Parties to common stock in PGE
                                              has been approved and PGE's
                                              right to acquire such units for
                                              cash has been waived;

                                         v.   that the relevant "anti-takeover"
                                              provisions of the Maryland
                                              corporate statute have been
                                              waived;

                                        vi.   that the resignation of all
                                              PGE board members effective upon
                                              the closing of the Offer and
                                              their replacement by the
                                              designees of CDP and PGI has been
                                              approved;

                                       vii.   to exclusivity and standstill
                                              provisions substantially
                                              identical to those contained in
                                              paragraph 3 of the PGE SSA; and
                                              to pay an aggregate break-up fee
                                              in the amount of $20.0 million
                                              payable to Cadim (in addition to
                                              the reimbursement of Cadim's
                                              expenses) under normal and
                                              customary circumstances;

                           c. the execution (prior to the commencement of the Offer) of a Shareholders Agreement (the "PGE Shareholders Agreement"), among the PGI Parties and CDP, reflecting the terms of this MOU;

                           d.      the execution (prior to the
                                   commencement of the Offer) by PGI and
                                   CDP of (i) a definitive purchase
                                   agreement and definitive shareholders
                                   agreement or (ii) a definitive loan
                                   agreement (the documents under (i) or
                                   (ii) being called the "Residential
                                   Newco Agreements") with respect to
                                   Residential Newco (as defined below) as
                                   described below under "Part 2 -
                                   Residential Newco";

                           e.      the execution (prior to the
                                   commencement of the Offer) of
                                   agreements by all Key Personnel to
                                   enter into an Employment Agreement upon
                                   the closing of the Offer (the form of
                                   which shall be agreed upon by the Key
                                   Personnel, CDP and the PGI Parties
                                   prior to the commencement of the
                                   Offer);

                           f.      the execution (prior to the
                                   commencement of the Offer) of an
                                   agreement by Reschke to enter into the
                                   Reschke Employment Agreement (as
                                   defined below) upon the closing of the
                                   Offer (the form of which shall reflect
                                   the terms described below under "Key
                                   Personnel" and shall be agreed upon by
                                   Reschke and CDP prior to the
                                   commencement of the Offer); and

                           g. CDP shall be reasonably satisfied prior to the commencement of the Offer that, as of the closing of the Offer and as of the closing of the Merger, PGE will continue to meet the REIT qualification requirements, including, without limitation, that PGE is not "closely held" within the meaning of
                                   Section 856(h) of the Internal Revenue Code of 1986, as amended (the "Code"); and counsel to PGE shall have provided an opinion in form and substance reasonably satisfactory to Cadim that: (i) commencing with PGE's initial taxable year ending December 31, 1997, PGE has been and is organized in conformity with the requirements for qualification as a REIT,
                                   (ii) PGE's method of operation has enabled it to meet the requirements for qualification and taxation as a REIT and
                                   (iii) PGE's proposed method of operation will enable it to continue to meet the requirements for qualification as a REIT.

                           The Merger Agreement, the PGE Shareholders
                           Agreement, the Residential Newco Agreements, the agreement with respect to the Reschke Employment Agreement and the agreements with respect to the employment agreements for the Key Personnel are sometimes referred to herein as the "Transaction Documents."

                           CDP, PGI and PGE have entered into a Support and Standstill Agreement, dated as of August 30, 2001 (the "PGE SSA"), a copy of which is attached hereto as Appendix A.

                           CDP, the PGI Parties and PG/Primestone, LLC have entered into an Amended and Restated Support and Standstill Agreement, dated as of August 30, 2001 (the "PGI SSA"), a copy of which is attached hereto as Appendix B.

                           CDP and PGI agree to acquire all tendered shares/units in the following order:

                           a. up to that number of tendered shares/units equal to the number of shares of PGE and units in PGLP held by the PGI Parties and their affiliates on a fully diluted basis shall be acquired by CDP; and

                           b. thereafter, all tendered shares/units, if any, shall be acquired 49.5% by CDP, 49.5% by PGI, and 1.0% by other individuals (the "Others") to be designated by CDP and PGI during the Due Diligence Period (as defined below) (and, if applicable, the Fifteen-Day Period (as defined below)).

                           All tendered units shall be converted to or exchanged for common shares at or prior to the closing of the Merger.

                           If at least the number of shares of PGE and units in PGLP held by the PGI Parties and their affiliates on a fully diluted basis are tendered into the Offer, then Merger Co. shall be equally funded and owned by CDP and PGI. If less than the number of shares of PGE and units in PGLP held by the PGI Parties and their affiliates on a fully diluted basis are tendered into the Offer, then Merger Co. shall be funded and owned in such proportion between CDP and PGI as will result in CDP owning that number of shares of PGE after the Merger equal to the number of shares of PGE and units in PGLP owned by the PGI Parties after the Merger on a fully diluted basis.

                           Upon successful completion of the Offer and the Merger, CDP shall have acquired 13,076,074 shares at a cost of approximately $189,603,079 and PGI shall have acquired 4,618,203 shares at a cost of approximately $66,963,944. The resulting ownership of PGE would be as follows:

                                CDP                     13,076,074

                                Others                     264,164

                                Reschke                    134,881

                                PLP                        304,097

                                Prime L.P.                  74,000

                                PGI                      4,618,203

                                Primestone               7,944,893
                                                        ----------
                                      Total             26,416,312
                                                        ==========

                           After the closing of the Merger, each option holder of PGE shall be paid an amount equal to the product of (a) the number of shares subject to vested options (the parties acknowledge that all current unvested options will vest upon the closing of the Merger) multiplied by (b) the excess of the Tender Price over the exercise price of such options.

                           An organization chart for the proposed
                           transaction is attached hereto as Appendix C. The Parties will discuss during the Due Diligence Period (and, if applicable, the Fifteen-Day Period) whether Steven Nardi or any other holders of units in PGLP will participate in the transactions contemplated by this MOU.

                           The Partnership Agreement of PGLP shall be amended at the closing of the Offer so that PGE shall have sole authority to make all decisions relating to PGLP. PGE will not redeem its existing Series B preferred shares and would remain a 1934 Act reporting company.

                           The parties agree to structure CDP's and PGI's investment in PGE in a manner to minimize the U.S. and Canadian income tax consequences to CDP and PGI.

                           Part 2 - Residential Newco
                           --------------------------

                           Cadim shall work diligently to perform due diligence with the intent of acquiring a 50% interest in a to be formed limited liability company, which will be a private company initially controlled by PGI, which will own the entities that own the development sites located at 150 North Riverside, Chicago, Illinois, and 300 North LaSalle Street, Chicago, Illinois, and all related assets, including its development personnel ("Residential Newco"). In connection with such due diligence review, CDP shall be allowed to obtain third party appraisals of properties owned by Residential Newco. If CDP and PGI cannot agree on a price at which the 50% interest will be purchased prior to the end of the Due Diligence Period (and, if applicable, the Fifteen-Day Period), then, subject to the conditions set forth below under "Due Diligence" and "Other Funding Conditions," CDP will provide financing to PGI in the amount of US $10 million (the "Cadim Residential Newco Loan"), which proceeds may be used by PGI solely to acquire shares of PGE as described under Part 1 above. Such loan shall have a term of sixty months, shall have terms substantially identical to the terms of the Cadim PGI Loan and shall be secured by all of the equity in Residential Newco.

Separate Boards:           Each of PGE and Residential Newco shall have
                           separate boards of directors.

Business Plan:             The initial post-Offer business plan of PGE is set
                           forth on Appendix E.

Cadim PGI
Loan: PGI or its designated affiliate shall undertake to invest a minimum cash amount of US $10.0 million towards its purchase of the additional PGE common stock that it will acquire pursuant to the Offer and the Merger. The difference of approximately US $56,963,944 shall be funded from the proceeds of a loan from Cadim to PGI (the "Cadim PGI Loan"). The Cadim PGI Loan shall have the following terms and such other terms as set forth on Appendix F:

                                (a)   Proceeds to acquire shares/units in
                                PGE/PGLP as per this MOU;

                                (b)   Secured by (i) all shares/units
                                owned by the PGI Parties including
                                shares acquired in the Offer and the
                                Merger (other than those secured under
                                the Prudential Loan and the Vornado
                                Loan) and (ii) all equity held by the
                                PGI Parties in Residential Newco;

                                (c)   Not to exceed $57,000,000 total loan
                                amount;

                                (d)   No acceptance fee;

                                (e)   No loan fee;

                                (f)   No administrative fee;

                                (g)   20% interest per annum, paid
                                quarterly, with right to capitalize 10%
                                (which capitalized interest shall
                                become due and payable at the maturity
                                of the loan);

                                (h)   Right to prepay at anytime in whole
                                or in part without any prepayment penalty;

                                (i)   Coterminous with the Cadim Mezzanine
                                Loan (as defined below);

                                (j)   Right of first offer (five-day);

                                (k)   All distributions payable to PGI
                                shall be used first to pay interest of
                                10% on the Cadim PGI Loan, then 10% to
                                PGI on its equity, then to pay all
                                remaining accrued and unpaid interest
                                on the Cadim PGI Loan to Cadim. No
                                right of PGI to draw back on the Cadim
                                PGI Loan;

                                (l)   to the extent necessary, if PGI
                                does not receive sufficient
                                distributions to pay required interest
                                on the Cadim PGI Loan for the first two
                                interest periods after the Cadim PGI
                                Loan is made, interest due and owing
                                for such period shall be deferred for a
                                12-month period, but only to the extent
                                of the shortfall and only until the
                                fourth quarterly interest payment date
                                after the date of deferral;

                                (m)   If Cadim funds the Cadim PGI Loan
                                and either the Cadim Mezzanine Loan or
                                the Refinancing Loan (the "Cadim
                                Loans"), then Cadim shall release the
                                equity in Residential Newco that was
                                pledged to Cadim as security on the
                                Cadim PGI Loan twelve months after the
                                funding of the Cadim PGI Loan. If Cadim
                                funds the Cadim Loans and the combined
                                principal amount outstanding under the
                                Cadim Loans is less than $100,000,000,
                                then Cadim shall release up to 896,552
                                shares of PGE from the security on the
                                Cadim PGI Loan. In such event, PGI
                                shall be free to pledge the released
                                collateral to another lender; provided
                                such lender is a bank, insurance
                                company, pension fund or finance
                                company normally in the business of
                                making real estate loans and reasonably
                                acceptable to Cadim; and

                                (n)   If Cadim funds the Cadim Loans,
                                Primestone shall be allowed to
                                refinance with a third party senior
                                secured lender acceptable to Cadim in
                                Cadim's sole discretion up to 40% of
                                the amount outstanding under the Cadim
                                Loans provided that (1) the security
                                for such refinanced loan is limited to
                                the proportionate collateral serving as
                                security for the portion of the Cadim
                                Loans that are being refinanced or such
                                additional collateral as Cadim shall
                                reasonably agree to permit, (2) the
                                loan does not materially impair

                                Primestone's or PGI's ability to repay
                                the Cadim Loans, (3) none of the Cadim
                                Loans are in default at the time of
                                refinancing and (4) Cadim, Primestone
                                and the third party lender enter into a
                                commercially reasonable intercreditor
                                agreement acceptable to Cadim.


Cadim Mezzanine
Loan:                     Primestone has pledged its interest in
                          approximately 7,944,893 units in PGLP to Prudential Securities, Inc. ("Prudential") and Vornado Realy Trust ("Vornado") on a subordinated basis in order to secure a total financing of US $102.0 M as follows :

                          (a) Prudential (the "Prudential Loan"), US $40 M due Sept 25, 2001 at Libor + 1.50%

                          (b) Vornado (the "Vornado Loan"), approximately US $62.0 M due Oct 25, 2001 at an all in rate of 20%.

                          Cadim will (subject to its satisfactory
                          completion of due diligence and the satisfaction of the other conditions set forth below under "Other Funding Conditions") provide a new secured loan to Primestone (the "Cadim Mezzanine Loan") for the refinancing of each of the above described loans. The Cadim Mezzanine Loan shall have the following terms and such other terms as set forth on Appendix G:

                               (a)    Proceeds used (1) to refinance the
                               Prudential Loan and the Vornado Loan in
                               full (including any and all make-whole
                               or other payments in connection
                               therewith) and (2) to repay the LaSalle
                               Bank line of credit in full;

                               (b)    Secured by (i) the 7,944,893 units
                               in PGLP (and subsequent common shares
                               upon exchange) which are currently
                               pledged under the Prudential Loan and
                               the Vornado Loan and (2) all common
                               shares and units released upon
                               repayment of the LaSalle Bank line of
                               credit;

                               (c)    Up to $105,000,000 total loan amount;

                               (d)    400,000 non-refundable fee upon
                               Primestone's acceptance of Cadim's
                               commitment with respect to the Cadim
                               Mezzanine Loan;

                               (e)     No administrative fee;

                               (f) 20% interest per annum, paid
                               quarterly, with right to capitalize 10%
                               (which capitalized interest shall
                               become due and payable at the maturity
                               of the loan);

                               (g)     to the extent necessary, if
                               Primestone does not receive sufficient
                               distributions to pay required interest
                               on the Cadim Mezzanine Loan for the
                               first two interest periods after the
                               Cadim Mezzanine Loan is made, interest
                               due and owing for such period shall be
                               deferred for a 12-month period, but
                               only to the extent of the shortfall and
                               only until the fourth quarterly
                               interest payment date after the date of
                               deferral;

                               (h) prepayable at any time in whole or in part without penalty;

                               (i)     60 month term; and

                               (j)     PGI Parties responsible for all due
                               diligence costs to the extent not covered under the PGE SSA.

                          Cadim acknowledges that the Cadim Mezzanine Loan is subject to the right of first offer granted to Vornado under the Vornado Loan. If Vornado waives its right of first offer to fund the Cadim Mezzanine Loan, Cadim shall agree to close the Cadim Mezzanine Loan within thirty (30) days thereafter subject to the successful completion of due diligence as described below under "Due Diligence" and the satisfaction of the conditions described below under "Other Funding Conditions."

                          If Vornado waives its right of first offer to fund the Cadim Mezzanine Loan and Cadim has not funded the Cadim Mezzanine Loan, then, provided that Cadim has delivered the Notice (as defined below) to PGE and PGI Parties, Cadim shall provide a loan (the "Alternative Mezzanine Loan") to Primestone on the terms and conditions set forth on Appendix H.

Due Diligence:            CDP's proposed investments in PGE and, if
                          applicable, Residential Newco and Cadim's proposal concerning the Cadim PGI Loan, the Cadim Mezzanine Loan, the Alternative Mezanine
                          Loan and, if applicable, the Cadim Residential
                          Newco Loan shall all be subject to a due diligence period (the "Due Diligence Period") that shall begin on the date hereof and end on the earlier of (i) the date that is thirty (30) days after the date hereof and (ii) the date on which Cadim delivers the Notice (as defined below). CDP and Cadim will conduct all investigations, inspections, reviews and audits and PGE, PGLP and the PGI Parties (in the case of PGE, subject to its fiduciary responsibilities) will provide to CDP and Cadim and their professionals, advisors and consultants, access to all information relating to PGE, PGLP, Residential Newco, and the PGI
                          Parties, as CDP and Cadim may reasonably require. If CDP and Cadim do not send the Notice on or prior to the thirtieth day after the date hereof, the transaction will be considered terminated without recourse by either Party against the other Party, except as provided under "Legal Effect" below.

Other Funding
Conditions:               In addition to the satisfactory completion of
                          due diligence by CDP and Cadim, the funding of the Cadim PGI Loan, the Cadim Mezzanine Loan and, if applicable, the Cadim Residential Newco
                          Loan shall be conditioned on the following:

                          (a) each of the Transaction Documents shall have been executed by each party thereto;

                          (b)      CDP shall be reasonably satisfied
                                   that, as of the closing of the Offer
                                   and as of the closing of the Merger,
                                   PGE will continue to meet the REIT
                                   qualification requirements, including,
                                   without limitation, that PGE is not
                                   "closely held" within the meaning of
                                   Section 856(h) of the Code; and counsel
                                   to PGE shall have provided an opinion
                                   in form and substance reasonably
                                   satisfactory to Cadim that: (i)
                                   commencing with PGE's initial taxable
                                   year ending December 31, 1997, PGE has
                                   been and is organized in conformity
                                   with the requirements for qualification
                                   as a REIT, (ii) PGE's method of
                                   operation has enabled it to meet the
                                   requirements for qualification and
                                   taxation as a REIT and (iii) PGE's
                                   proposed method of operation will
                                   enable it to continue to meet the
                                   requirements for qualification as a
                                   REIT; and

                          (c) Cadim shall be reasonably satisfied that the Minimum Shares shall be tendered into the Offer.

Costs and Expenses:       Until the Offer is closed, each Party shall be
                          responsible for its own expenses paid to third parties with respect to this transaction, subject to any reimbursement of costs provided under the PGE SSA or the PGI SSA. Upon the closing of the Offer, all approved transaction costs and fees incurred by the Parties from inception of this transaction to the closing of the Offer approved by Cadim and PGI, acting reasonably, shall be paid by PGE. All costs incurred by a Party in establishing its own structure in order to proceed with the investment shall be borne solely by that Party.
                          Except for those expenses paid by PGE pursuant to the PGE SSA, all expenses incurred by and fees payable to Cadim in connection with the Cadim PGI Loan, the Cadim Residential Newco
                          Loan, the Cadim Mezzanine Loan, the Refinancing
                          Loan and the Alternative Mezzanine Loan shall be paid to Cadim by PGI and Primestone, as applicable. Furthermore, the Parties hereby agree that, if the Offer is closed, all fees payable to MacGregor Associates shall be payable by PGE or Residential Newco, as applicable.

Proposed Time
Schedule:                 A proposed time schedule is attached as Appendix I.
                          The Parties acknowledge that the schedule is subject to change due to a variety of factors, including, among others, the necessity of the Fifteen-Day Period (as defined below).

Management:               The current management of PGE and Residential
                          Newco will remain employees of PGE and
                          Residential Newco, respectively, and will be responsible for day-to-day management, subject to the Budgets, Business Plans and other
                          Agreements which shall be prepared by PGE or Residential Newco, as applicable, and pre-approved by CDP and PGI in accordance with the governance rules as described below.

Key Personnel:            During the Due Diligence Period, PGI shall
                          provide CDP with a list of proposed Key
                          Personnel and their proposed responsibilities with PGE and Residential Newco. Each Key
                          Personnel reviewed and then accepted by CDP shall be subject to an employment agreement. In addition, Reschke will be appointed as chairman of PGE and Residential Newco for the term of the Reschke Employment Contract. Reschke will commit a minimum of 90% of his time to the business of PGE and Residential Newco for a minimum term of five years from the closing of the Offer. During this period of time, Reschke will have to own a minimum of 10% of the equity in each of PGE and Residential Newco (in the form of shares or units). Reschke's employment and role as the chairman will be subject to certain termination clauses that shall include bankruptcy, fraud, failure to commit 90% of his time to the business of Residential Newco and PGE and failure to maintain a 10% share of the equity in each of PGE and Residential Newco. Reschke will sign an employment contract (the "Reschke
                          Employment Contract") to reflect the terms and conditions described in this document.

Agreements:                During the Due Diligence Period, the Parties will
                           use their reasonable best efforts to prepare, negotiate and, if CDP and Cadim decide to proceed, execute all necessary agreements required to properly document this transaction, including the Transaction Documents and definitive agreements related to the Cadim PGI
                           Loan and the Cadim Mezzanine Loan. If Cadim provides written notice (the "Notice") to PGE and the PGI Parties at any time on or prior to the expiration of the Due Diligence Period that it intends to proceed with the Offer and the Merger at the offer price of $14.50 per share
                           (subject to appropriate adjustment for any issuance of equity securities of PGE or PGLP), the Parties will use their reasonable best efforts to continue to negotiate in good faith and execute definitive Transaction Documents and definitive agreements related to the Cadim PGI
                           Loan and the Cadim Mezzanine Loan (or, if applicable, the Alternative Mezzanine Loan) during the 15-day period following the date on which Cadim provides the Notice to PGE and the PGI Parties (such period being the "Fifteen-Day
                           Period"). The agreements will incorporate all of the elements of this MOU appropriately detailed as well as the necessary representations and warranties reasonably required by the Parties.
                           Notwithstanding the generality of the foregoing, the PGI Parties (other than Reschke) shall give adequate representations and warranties (the qualifiers to which shall be determined during the Due Diligence Period) and indemnification.
                           Such representations, warranties and
                           indemnification shall survive the closing of the Offer and the Merger until April 1, 2003.

Governance:

A)       Committees

         (i) Residential Newco and PGE will each have a board of directors (or board of trustees, board of managers or the equivalent) (each, a "Board"), each comprised of 5 members as follows:

               1.     two (2) seats named by PGI

               2.     two (2) seats named by CDP

               3. one (1) independent (to be agreed upon mutually by the Parties before the expiration of the Due Diligence Period (and, if applicable, the Expiration Period))

                Each Board will meet separately at least every 3 months and at least one meeting per year for each board must be held in Montreal, Quebec, Canada.

                If, at any time after the closing of the Merger, CDP's ownership of shares of PGE and units of PGLP is less than 35% of the then outstanding shares and units of PGE and PGLP, then CDP shall lose its right to appoint Board members as provided herein and the existing directors named by CDP shall immediately resign or shall be removed. If, at any time after the closing of the Merger, the PGI Parties' ownership of shares of PGE and units of PGLP is less than 35% of the then outstanding shares and units of PGE and PGLP, then PGI shall lose its right to appoint Board members as provided herein and the existing directors named by PGI shall immediately resign or shall be removed.

           (ii) Residential Newco and PGE will each have other committees their respective Board will create including an Audit Committee, which shall exclude any members from management of either PGE or Residential Newco.

                Residential Newco and PGE will pay all reasonable expenses incurred by each of their respective Board members in assuming their role and will provide them with adequate responsibility insurance.

B)       Decision process

         The approval of 75% of the Board for each of Residential Newco and PGE will be required to decide on all "Major Decisions" of the respective companies unless the shareholders are required to decide under applicable law.

C) Major Decisions which shall separately apply for each of Residential Newco and PGE or any of their respective subsidiaries:

         1.     Approval of the business plan and modifications.

         2. Approval of the annual budget and changes to or deviations from it resulting in a variance of 5% or more on the overall budget.

         3. Redemption and issuance of any securities as well as any modifications to the capital structure.

         4. Acquisitions and investments that result in the necessity for the shareholders (or unit holders) to invest additional equity into the company or that the equity requirement exceeds US $10 million or that does not meet the Investment Criteria or that involves a deviation to the Environmental Policy.

         5. Any disposition of assets of more than US $10 million other than as approved in the annual budget.

         6. Approval and modification to the Financing Policy. The Parties will prepare and agree to a detailed Financing Policy prior to the commencement of the Offer. The policy will incorporate elements of both the investment financing and corporate financing. In preparing the policy, the management will incorporate the following criteria:

                a) Maximum leverage: 70% of any specified asset and 50% of the total assets, measured once a year, based on the fair market value;

                b) The specific asset financing must provide recourse only to that specific asset and the corporate financing cannot be recourse to the shareholders in any way, shape or form. For greater certainty, the shareholders will never be required to pledge any assets except their respective ownership interest.

         7. Merger, consolidation, reorganization or other business combination.

         8.     Filing for bankruptcy, or liquidation or dissolution.

         9.     Changes to the tax or legal structure.

         10. Related party transactions and major decisions with regard to these transactions, it being agreed that the Party in conflict of interest will refrain from voting.

         11. Requiring capital contribution not deriving from an adopted budget or from a legal obligation.

         12.    Litigation and settlement involving more than US $1 M.

         13. Approval and modification to the Distribution Policy. The Parties will prepare and agree to a detailed Distribution Policy prior to the commencement of the Offer. The Distribution Policy shall provide for quarterly distributions to the extent of available cash and shall provide for all distributions necessary for PGE to maintain its REIT status. In addition, the policy must incorporate elements aimed at maximizing the distributions to the shareholders without jeopardizing the ability of each company to grow as per the Business Plan.

         14. Public announcements that mention Cadim, CDP, PGE, Primestone or PGI or any affiliates or related entities.

         15. Approval and modification to the Environmental Policy. The Parties will prepare and agree to a detailed Environmental Policy prior to the commencement of the Offer. In order to facilitate the preparation of the policy, CDP will provide the management with its standard requirements for environmental matters.

         16. Approval and modification to the Remuneration Policy. The Parties will prepare and agree to a detailed Remuneration Policy prior to the commencement of the Offer. The policy will incorporate the total remuneration package for all employees, including Key Personnel, present and future.

         17. Approval and modification to the Banking Policy, detailing the level of delegation and signing authority for the executives. The Parties will prepare and agree to a Banking Policy prior to the commencement of the Offer.

         18.    Modification of the Year End.

         19.    Modification of the following Investment Criteria:

                Internal Rate of Return: Minimum 25% on equity invested, before tax and transaction costs.

                Size: no single or related investments, on a gross asset basis (equity plus related debt) should represent more than 20% of the assets of Residential Newco or PGE, as applicable, after the transactions contemplated by this MOU are consummated.

                Geographic asset allocation (on a gross asset basis), within the U.S.:

                  o   50% to 100%          Mid-west

                  o   35% to 50%           Eastern

                  o   15% to 30%           Western

         20.    Election of the Independent Board Member.


Transfer
Restrictions:              No transfer of any PGE shares or PGLP units
                           shall be permitted if it results in loss of domestically controlled status. CDP and each of the PGI Parties will be prohibited for a period of two (2) years from transferring their shares
                           (or units) (other than for a "Permitted
                           Transfer") without the consent of the other
                           Party, in its sole discretion. A "Permitted
                           Transfer" is either a pledge or a transfer to an Affiliate.

                           The PGI Parties and CDP will have a right of first refusal (see the procedure below) on the shares (or units) of a transferring entity (if the Parties are not prohibited from transferring shares) other than for Permitted Transfers.

Buy - Sell:                This clause can only be invoked after the
                           two-year standstill period as described above or earlier by a non-defaulting Party if there is a default by the other Party and after a cure period of 10 days for minor defaults (no right to cure for major defaults). The list of defaults to be agreed prior to the end of the Due Diligence Period (and, if applicable, the
                           Fifteen-Day Period).

         > The initiating Party stipulates its desire to sell its shares or units at Fair Market Value (the most recent appraisal price or, if the appraisal is more than 6 months old, at an updated appraisal price);

         > The non-initiating Party is then obligated to either sell all of its shares or units for cash at that price or purchase all of the shares (or units) then owned by the initiating Party at that price for cash;

         > The non-initiating Party has 90 days to agree to buy or sell the shares or units with an additional 90 days to close.

Right of First
Offer Procedure:  The initiating Party stipulates a per-share purchase price based on the Fair Market Value (as described in the Buy-Sell), and sets forth terms and conditions for the sale of its shares (or units) (the "Sale Offer");

                      >    The non-initiating Party has 90 days to:

                           a)      accept the Sale Offer and purchase,
                                   within 90 days, all of the shares (or
                                   units) then owned by the initiating
                                   Party at the purchase price and upon
                                   the terms and conditions set forth in
                                   the Sale Offer; or

                           b) refuse the Sale Offer. The initiating Party then has 90 days to conclude with a prospective buyer a term sheet ("Term Sheet"), conditional upon, among other things, due diligence. The Term Sheet must, upon its conclusion, be submitted to the non-initiating Party, who has then 30 days to either: (i) purchase within 90 days all of the shares (or units) of the initiating Party at the price and on the conditions specified in the Term Sheet, (ii) let the initiating Party sell its shares (or units) to the third party, at the price and on the conditions specified in the Term Sheet or (iii) request that the tag-along clause stipulated hereunder be applied.

                           If, at the expiration of the buyer's due diligence period, the specified share price is in any way adjusted, the above-mentioned 30-day procedure must once again be executed, unless the new specified price is higher than the Fair Market Value.

Drag-Along Right:          A selling Party can force a non-selling
                           Party owning less than 25% of the outstanding shares or units to sell its shares or units to the third party on the same terms and conditions as the selling Party.

Tag-Along Right:           If one Party agrees to sell to a third
                           party, subject to the other provisions of this MOU, then the third party must offer to purchase the non-selling Party's shares or units on the same terms and conditions.

Additional Capital
Contributions:             Following the closing of the Offer and the
                           closing of the Merger, the Parties will not be required to make additional capital contributions. If additional capital is required according to an approved Budget, or if either
                           Residential Newco or PGE is legally compelled to pay an amount not anticipated in a Budget, or required for an investment not anticipated in a Budget and if both Parties authorize the investment (as a Major Decision), then both
                           Parties must make a capital contribution.
                           Contributions will be made pro-rata among contributing Parties based on ownership interest. If a Party fails to contribute, then the contributing Party may loan such unfunded amount as a priority loan at a rate of 20% per annum compounded monthly or receive additional shares issued at a 10% discount to the Fair
                           Market Value (as described above) at the will of the contributing Party.

Appraisal:                 An appraisal of the assets of Residential Newco and
                           PGE will be conducted every 3 years and updated annually.

Financial
Statements:                Residential Newco and PGE each will provide the
                           information necessary for CDP and Cadim to satisfy the reporting requirements outlined on Appendix J.

Year End:                  The year end for each company will be
                           December 31; however, in order to meet CDP's reporting deadlines, each company will prepare audited financial statements as of November 30 each year and an additional financial statement for tax purposes as of December 31.

Choice of law:             This MOU shall be governed by and construed in
                           accordance with the laws of the State of Illinois.

Confidentiality:           The existence of the current discussions between
                           the Parties concerning the transactions
                           contemplated by this MOU or the joint effort to conclude a transaction and all information related to it will be kept confidential unless otherwise agreed to in writing by the Parties or as otherwise required by law or regulation;
                           provided, however, that no Party shall make any public disclosure required by law or regulation unless such disclosure has been provided to the other Party at least one full business day before such public disclosure.

Legal Effect:              This MOU shall be binding on the Parties, subject
                           to the Due Diligence Period (and, if applicable, the Fifteen-Day Period) as outlined herein, the approval of the Board of Directors of CDP and Cadim
                           (to be obtained on or prior to the expiration of the Due Diligence Period) and the execution of mutually acceptable definitive documentation.

                           In the event that (a) the transaction is not approved by the respective decision making entities of CDP and Cadim during the Due Diligence Period or (b) definitive Transaction Documents and definitive agreements related to the Cadim PGI Loan and the Cadim Mezzanine Loan (or, if applicable, the Alternative Mezzanine
                           Loan) are not executed during the Due Diligence Period (and, if applicable, the Fifteen-Day Period), then in either such event, this MOU shall be null and void and shall have no legal effect except for the Representations and the Indemnification clauses set forth below.

Representations:           Each of (a) CDP and (b) each of the PGI Parties
                           and PG/Primestone, LLC, jointly and severally, represents and warrants to the other Party that it has full power and authority to enter into this MOU and to carry out the transactions to be carried out by it as contemplated herein, and that this MOU has been duly and validly executed and delivered by it, and constitutes the legal, valid and binding obligation of it, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditors' rights generally, and by legal and equitable limitations on the availability of specific remedies. Each of (a) CDP and (b) each of the PGI Parties and PG/Primestone, LLC, jointly and severally, represents and warrants to the other
                           Party that the execution, delivery and
                           performance by it of this MOU and all other transactions, instruments, agreements, certificates and documents contemplated hereby do not (i) violate any decree or judgment of any court or governmental authority which may be applicable to it; (ii) violate any law (or regulation promulgated under any law); (iii) violate any decree or judgment of any court or governmental authority binding on it; (iv) violate or conflict with, or result in a breach of, or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or permit cancellation of, any agreement to which it or any of its affiliates is a party, or by which it or any of its affiliates is bound (other than (x) the right of first offer set forth in that certain Loan Agreement, dated as of September
                           26, 2000, among Primestone, PGI, Reschke and
                           Vornado PS, L.L.C. as it may relate to the Cadim
                           Mezzanine Loan and (y) the requirement under (1) a loan agreement between 300 N. LaSalle, L.L.C.
                           and Cosmopolitan Bank and Trust Company and (2) a loan agreement between 150 N. Riverside
                           Venture and Lumbermens Mutual Casualty Company, each of which will require lender consent to certain of the transactions contemplated by this
                           MOU); or (v) as to PGI, PLP, Primestone, Prime
                           L.P., PG/Primestone, LLC and CDP, violate or conflict with any provision of its articles of incorporation, charter, by-laws, agreement of limited partnership, operating agreement or similar organizational document.

                           Each of the PGI Parties, jointly and severally, represents and warrants that there are no agreements or understandings prohibiting or in any way limiting or restricting the sale of the Dearborn Center, other than required consents set forth in the loan documents and partnership agreement relating to the Dearborn Center project. Each of the PGI Parties, jointly and severally, represents and warrants that the PGI Parties are not negotiating with any other third parties regarding the submission of an Acquisition Proposal.

                           Each of the PGI Parties and PG/Primestone, LLC, jointly and severally, represents and warrants that, as of the date of this MOU, the PGI Parties hold an aggregate of 465,453 common shares and 7,992,418 common units in PGLP, consisting of the following: (a) Reschke holds 134,881 common shares of beneficial interest of PGE, (b) PLP holds 256,572 common shares of beneficial interest of PGE and 47,525 common units in PGLP, (c) Primestone holds 7,944,893 common units in PGLP, (d) Prime L.P. holds 74,000 common shares of beneficial interest of PGE, (e) none of the PGI Parties or any of their affiliates owns, directly or indirectly, any other shares of beneficial interest of PGE or any other partnership units in PGLP. Each of the PGI Parties and PG/Primestone, LLC, jointly and severally, represents that PG/Primestone, LLC is the only general partner of Primestone and PGI is the only limited partner of Primestone.

Indemnification:           Each of the PGI Parties, jointly and severally,
                           agrees to indemnify CDP and Cadim and their officers, directors, employees, agents and affiliates in respect of, and hold each of them harmless from and against any and all losses, liabilities, claims or expenses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to, any breach of a representation or warranty on the part of the PGI Parties or PG/Primestone, LLC made in the preceding section.

Transition Period:         Until such time as (i) the closing has
                           occurred or (ii) CDP has withdrawn from the transaction, neither PGI nor Residential Newco will make any distribution to its shareholders or members, as applicable, and will disclose and provide detailed information to CDP and Cadim on every transaction committed or closed in order for CDP and Cadim to evaluate the impact on the transaction.

         The Parties have agreed to the terms and conditions contained in this Amended and Restated Memorandum of Understanding on this 30th day of August, 2001:



The Prime Group, Inc.



By:__________________________________________________
Its:_________________________________________________

Prime Group VI, L.P.

By:  PGLP, Inc., its general partner

By:_________________________________________________
Its:________________________________________________


Primestone Investment Partners L.P.


By:  PG/Primestone, LLC, its Managing General Partner

By:  The Prime Group, Inc., its Administrative Member

By:__________________________________________________
Its:_________________________________________________



PG/Primestone, LLC



By:  The Prime Group, Inc., its Administrative Member

By:__________________________________________________
Its:_________________________________________________



Prime Group Limited Partnership



By: _________________________________________________
Its:_________________________________________________



______________________________________________________
Michael W. Reschke



Cadim inc.

Per:_________________________________________________
Its:_________________________________________________



Per:_________________________________________________
Its:_________________________________________________